March 13, 2019

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. O'Brien:

This letter sets forth the response of Tupperware Brands Corporation (the “Company”) to the Staff's comments contained in your letter dated February 28, 2019, and relating to the Company's Form 10-Q for the thirteen weeks ended September 30, 2018 (the "2018 Q3 Form 10-Q"), which was filed on November 02, 2018.

We respectfully acknowledge your comments. For your convenience, we have set forth the Staff’s comments in italicized, bold type, followed by the Company’s response.

Note 1. Summary of Significant Accounting Policies - Revenue Recognition
Note 3. Promotional Cost, page 7
1. We have read your response to comment 1 from our letter dated December 21, 2018. With reference to ASC 606-10-32-25 through 27 and ASC 606-10-25-19, please address the following:

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Explain how you determine the nature and dollar amount of the promotional offers you offer to your independent sales force, including whether specific promotional offers relate to specific goals or targets;

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For promotional offers related to fulfilling specific goals for adding sales force members, party attendance and other “business building endeavors”, explain in greater detail how the benefit(s) received are distinct within the context of the contract from your sale of goods to your independent sales force. In this regard, it is unclear whether there are benefits for these services distinct from the additional sales made by the same sales team members. For example, it appears the sales force member who increased party attendance would make the sale to the party attendees, and Tupperware does not control the promotional services. Also, explain how you determine the fair value of the distinct service; and

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Define “targeted organization sales”. Clarify whether you offer cash or product awards for the attainment of targeted organizational sales. Explain how you determined that the benefit received by you is distinct within the context of the contract from your sale of goods.

Response:
The Company's primary business drivers are the size, activity and productivity of the independent sales force. It is difficult to identify a typical business model and sales force structure, but for the purposes of this discussion, please consider two general levels within the Company's independent sales force: Dealer level versus Leadership level. A Dealer is defined herein as someone who does not have a “down-line” (defined as independent sales force members that the sales force member brought directly or indirectly into the business), and is engaged in the business as an independent seller only. They are mainly focused on originating individual sales contracts with the Company or their Distributor, depending on the model (referred to as “personal sales”). Dealers generally originate their contracts based on orders taken from their customer at a party, in a one-to-one selling situation or for personal use. There are promotional awards for Dealers consisting of low monetary value items that have minimal cost, which the Company deems immaterial in the context of the contract, and are appropriately expensed. Leadership level sales force members have more established independent businesses, including their down-lines. It should be noted that such progression also involves an increased time commitment to the business and therefore the Leadership level is often a full-time position. In addition to personal sales as discussed above, Leadership level sales force members are also focused on what we will refer to herein as “team sales”. Team sales is a metric used to measure the cumulative sales of a Leadership level sales force member's down-line. The Company's revenues are not derived from team sales. Team sales is an internal metric used to evaluate, compensate and reward Leadership level sales force members in the same way that other companies might evaluate, compensate and reward a professional sales team of employees. It is also important to note that the down-line sales force members are not the customers of the Leadership level sales force members. The down-line sales force members are customers of the Company or their respective Distributor. Therefore, the Leadership level sales force members are not a party to the sales contracts between their down-line sales force members and the Company, or the respective Distributor.

The Leadership level sales force members are incentivized, through the compensation and the promotional awards they receive from the Company, to grow their independent businesses by adding, training and motivating a large number of Dealers, and providing marketing, brand awareness and sales force communications (such building business endeavors referred to collectively herein as “business building services”). These business building services not only benefit the Leadership level sales force members’ businesses, but also benefit the Company overall as well. Therefore, if the Company were not receiving the benefits of these business building services from its independent sales force, it would likely choose to engage other third parties or hire and compensate Company employees to perform certain of these business building services (in ways that respected the independent contractor relationship in its markets), and reduce the compensation and promotional incentives paid to the sales force specific to these business building services accordingly. Therefore, the benefits which the Company receives from these business building services are similar to recruiting, training and brand development services that could be performed by Company personnel or consultants. This is the primary basis for concluding that certain promotional programs are compensation for business building services that the Company deems to be distinct services and not an element of the revenue contracts. As such, these costs are appropriately recorded within delivery, sales and administrative expense (DS&A). The Company has also considered that the presentation as expense is consistent with industry practice for peers in the direct-to-consumer sector.
We will now expand upon this premise in response to the Staff’s specific questions below.

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The nature and dollar amount of promotional offers to the independent sales force is determined on an operating unit-by-operating unit basis, depending on the structure of the respective business model and the key performance indicator(s) the operating unit's management team wants to enhance in order to drive growth. Promotional programs can be designed to motivate achievement of either a specific objective, or multiple objectives, in terms of enhancing key business drivers (e.g., sales force size, activity, or productivity). Each operating unit executes promotional programs that vary in design and dollar value compared with other operating units during a given reporting period. However, the manner in which operating units evaluate these programs is consistent and in accordance with corporate policies derived from the process followed to adopt the revenue recognition standard under ASC 606. The most significant promotional expenses are related to programs aimed at the Leadership level sales force members, and are typically based on a combination of team sales, adding new sales force members, number of parties and orders, and other business building services, such as training, that are separate and distinct from individual revenue contracts connected with a Leadership level sales force member’s personal sales, as these business building services are not communicated or established within the revenue contract. The promotional programs the Company is using to encourage performance are communicated to the Leadership level sales force members through brochures or other sales force communications so that they understand the compensation to be received for the business building services separate from revenue contracts. As noted previously, the Leadership level often represents a full-time position and therefore the Company is able to reasonably estimate the value of the business building services performed by these individuals on a market-by-market basis, which includes local promotional programs, and also considers direct-to-consumer competitors and alternative earning opportunities in the local markets. These programs are also designed to appropriately consider the cost/benefit to the Company along with the value of the business building services performed by the Leadership level sales force members and therefore the Company has concluded total compensation to these individuals is reasonable, estimable and not in excess of fair value as considered in ASC 606-10-32-26 and 27.

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Promotional offers related to motivating specific goals for adding sales force members, party attendance and other business building services are separate and distinct from the sale of goods to a member of the sales force. Under ASC 606-10-25-19, in the context herein, there are two criteria to determine if a service is separate and distinct: the Company must benefit from the service on its own or together within the Company's direct to consumer selling system; and the entity's compensation for business building services must be separately identifiable from the revenue generating elements of the contract. As noted above, the primary drivers of the Company's business are the size, activity and productivity of the independent sales force. If the Company were not receiving the benefit of the business building services through activities performed by the independent sales force to add, train and motivate new sales force members, it would likely choose to hire and compensate employees, or other resources, to perform these tasks (in ways that respected the independent contractor relationship in its markets). As an example, certain operating units within the Company do hire employees to fulfill these tasks. In these cases, there are no Leadership level sales force members, only Dealers. The Dealers do not add, train or motivate other sales force members. The Dealers are only concerned with building their business as independent sellers, while the employees are compensated for working with the independent Dealers and offering similar business building services to those provided by the Leadership level sales force members to their down-lines in other operating units. In regards to motivating the building of party attendance, although this is an example of a promotional activity an operating unit could perform, as well as in combination with other metrics, it is not the most prevalent or prominent of promotional programs used and is not material. Therefore, under ASC 606-10-25-19, the Company has considered and addressed the separate and distinct criteria by demonstrating how the Company benefits from the business building services similar to those business building services performed by Company personnel or other consultants, as well as, and as addressed in the previous bullet, that the compensation for these business building services are separately identifiable and communicated to the Leadership level sales force members. Thus, these amounts are appropriately recorded in DS&A. In future filings, the Company will enhance its disclosures around promotional costs to indicate that promotional awards and compensation are for business building services that are separate and distinct from its revenue contracts. In response to the Staff’s question of the determination of the fair value of the distinct, business building services, and as noted above, this is primarily determined based on internal compensation studies that consider local competitors, alternative earning and career opportunities, as well as the cost of hiring employees or engaging other resources to perform similar services.

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“Targeted organization sales” was a term we utilized in our previous letter to the staff in the same way we used “team sales” as defined above. In certain business models, the Leadership level sales force members receive cash commission payments from the Company based on team sales. As noted above, the Company pays these commissions in exchange for business building services in lieu of hiring employees or other resources that could perform similar tasks. In virtually all business models, Leadership level sales force members are rewarded with product, trips and other prizes, as part of promotional programs for the business building services, as considered through the team sales metric and other metrics. The Company has concluded that both the cash commission payments and noncash promotional awards to the Leadership level sales force members are given in exchange for distinct services received from these individuals and are not in an amount greater than fair value, for the reasons provided in this response. Thus, these amounts are appropriate presented in DS&A.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be satisfactory in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/S/ MICHAEL S. POTESHMAN
Michael S. Poteshman
Executive Vice President and Chief Financial Officer
TUPPERWARE BRANDS CORPORATION